UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 1)

                             B+H Ocean Carriers Ltd.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0. 01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    055090104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 055090104                    13G                     Page 2 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gandhara Advisors Europe LLP
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           England and Wales
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,023,143
     OWNED BY
                     ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,023,143
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,023,143
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 055090104                    13G                     Page 3 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gandhara Master Fund Limited
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             905,001
     OWNED BY
                     ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            905,001
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           905,001
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 055090104                    13G                     Page 4 of 8 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Davide Erro
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,023,143
     OWNED BY
                     ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,023,143
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,023,143
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Stock of B+H Ocean Carriers Ltd, a company organized under the laws of the Republic of Liberia (the "Company"), to amend the Schedule 13G filed on August 17, 2005 (the "Schedule 13G"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 2(a):          Name of Person Filing:
----------          ----------------------

Item 2(a) of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

This statement is filed by:

          (i) Gandhara Advisors Europe LLP, a limited liability partnership incorporated in England and Wales (the "European Investment Manager"), which serves as an investment manager or adviser to the Master Fund (defined below) and a separate managed account (the "Managed Account" and together with the Master Fund, the "Funds"), with respect to shares of Common Stock (as defined in
                 Item 2(d)) directly owned by the Funds;

          (ii) Gandhara Master Fund Limited, an exempted company incorporated with limited liability in the Cayman Islands (the "Master Fund"), with respect to the shares of Common Stock directly held by it;

          (iii) Mr. Davide Erro ("Mr. Erro"), who is a partner of the European Investment Manager and therefore shares control over its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Erro by virtue of such position.

The European Investment Manager, the Master Fund and Mr. Erro are hereinafter sometimes collectively referred to as the "Reporting Persons." Mr. Andine, whose ownership was reported in the Schedule 13G, is no longer affiliated with the Reporting Persons. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(c):          Citizenship:
----------          ------------

Item 2(c) of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

The European Investment Manager is incorporated as a limited liability partnership under the laws of the England and Wales. The Master Fund is incorporated with limited liability in the Cayman Islands. Mr. Erro is a United States citizen.

Item 4:             Ownership:
-------             ----------

Item 4 of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Amendment No. 1, is as follows:

A.   Gandhara Advisors Europe LLP
     ----------------------------
     (a) Amount beneficially owned: 1,023,143. The amount beneficially owned includes shares of Common Stock held directly by the Managed Account.
     (b) Percent of class: 14.3%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 7,152,091 shares of Common Stock issued and outstanding as of September 30, 2005 as reflected in the Report of Foreign Issuer on Form 6-K filed on November 7, 2005.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 1,023,143
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 1,023,143

B.   Gandhara Master Fund Limited
     ----------------------------
     (a) Amount beneficially owned: 905,001.
     (b) Percent of class: 12.7%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 905,001
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 905,001

C.   Davide Erro
     -----------
     (a) Amount beneficially owned: 1,023,143.
     (b) Percent of class: 14.3%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 1,023,143
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 1,023,143

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    -------

Other than as set forth herein, including but not limited to the owner of the Managed Account, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein. The interest of the Managed Account does not relate to more than five percent of the total outstanding Common Stock of the Company..

Item 10:            Certification:
--------            --------------

Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 28, 2006


                                        GANDHARA ADVISORS EUROPE LLP

                                        By: /s/ Davide Erro
                                            ------------------------------
                                            Name:  Davide Erro
                                            Title: Partner


                                        GANDHARA MASTER FUND LIMITED

                                        By: /s/ Davide Erro
                                            ------------------------------
                                            Name:  Davide Erro
                                            Title: Director


                                        /s/ Davide Erro
                                        ------------------------------
                                        Davide Erro














       [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13G WITH RESPECT TO
                             B+H OCEAN CARRIES LTD.]